As filed with the Securities and Exchange Commission on September 29, 2005

Registration No. 333-128365

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

PRE-EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

of

A-MAX TECHNOLOGY LIMITED
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)

BERMUDA
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street, New York, N.Y. 10286
(212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York
ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271
(212) 238-3010

It is proposed that this filing become effective under Rule 466
[ ] immediately upon filing
[ ] on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [X]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

_______________________

EMM-808312_3

The prospectus consists of the proposed revised form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Pre-Effective Amendment No. 1 to this Registration Statement which is incorporated herein by reference.

EMM-808312_3

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 19 and 21

3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of ____________, 2005, among A-Max Technology Limited. The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Letter Agreement among A-Max Technology Limited and The Bank of New York relating to pre-release activities. – Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Previously filed.

e.

Certification under Rule 466. - Not Applicable.

Item - 4.

Undertakings

Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Pre-Effective Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 29, 2005.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Ordinary Shares of A-Max Technology Limited.

By:

The Bank of New York,
 As Depositary

By:  /s/ Hernan F. Rodriguez

        Name: Hernan F. Rodriguez

       Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, A-Max Technology Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Pre-Effective Amendment No.1 to this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on September 29, 2005.

A-MAX TECHNOLOGY LIMITED

By:  /s/ Victor Chan
Name:

Victor Chan

Title:

Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Pre-Effective Amendment No. 1 to this Registration Statement on Form F-6 and Power of Attorney have been signed by the following persons in the following capacities on September 29, 2005.

Signature	Title	Date

/s/ Victor Chan Victor Chan	Chairman of the Board / Chief Executive Officer (principal executive officer) *Attorney-in-Fact	September 29, 2005
/s/ Diana Chan Diana Chan	Director / Chief Financial Officer (principal financial and accounting officer) *Attorney-in-Fact	September 29, 2005
________*_______ Yu Xiao Dong	Director	September 29, 2005
________*_______ Nam Kang Cheung	Director	September 29, 2005
________*_______ Sin Just Wong	Director	September 29, 2005
________*_______ Vince Feng	Director	September 29, 2005
________*_______ Philip P. Trahanas	Director	September 29, 2005
________*_______ Donald J. Puglisi Title: Managing Director, Puglisi & Associates	Authorized Representative in the United States	September 29, 2005
*By: /s/ Victor Chan Victor Chan Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit Number	Exhibit
1

Form of Deposit Agreement dated as of ____________, 2005, among A-Max Technology Limited., The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.

2	Letter Agreement among A-Max Technology Limited and The Bank of New York relating to pre-release activities.